Exhibit 99.3

Medigus Ltd.

Operating and Financial Review as of June 30, 2018, and for the three and six months then ended

The information contained in this section should be read in conjunction with (1) our unaudited interim condensed consolidated financial statements as of June 30, 2018, and for the three and six months then ended and related notes included in this report and (2) our audited consolidated financial statements as of December 31, 2017, and for the year then ended and related notes, which embedded within our 2017 Form 20-F filed with the Securities and Exchange Commission on March 22, 2018, or the annual report, and the other information contained in such annual report. Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report under the heading “Risk Factors.”

Three months ended June 30, 2018 compared to three months ended June 30, 2017

Revenues

Revenues for the three months ended June 30, 2018, were $54,000, a decrease of $28,000, or 34%, compared to $82,000 for the three months ended June 30, 2017.

The table below set forth our revenues by product for the periods presented:

	Three month ended
	June 30, 2018		June 30, 2017
U.S. dollars; in thousands	Unaudited
MUSETM system and related equipment	-	0%	10	12%
Miniature camera and related equipment	54	100%	72	88%
Total	54	100%	82	100%

The decrease was primarily due to lower products sold in the three months ended June 30, 2018 vs. the three months ended June 30, 2017.

Cost of revenues and inventory impairment

Cost of revenues and inventory impairment for the three months ended June 30, 2018, were $126,000, an increase of $97,000, or 334%, compared to $29,000 for the three months ended June 30, 2017. The increase was primarily due to an increase in inventory impairment of $99,000. This amount was recorded as a result of an inventory analysis management performed. Such analysis matched between the inventory items held by the Company each balance sheet cut-off date compared to management forecast. The excess inventory represented the inventory impairment that was recorded.

Gross Profit (Loss)

Gross loss for the three months ended June 30, 2018, was $72,000, a decrease of $125,000, compared to gross profit of $53,000 for the three months ended June 30, 2017. The decrease was primarily due to the inventory impairment of $99,000 recorded in the three months ended June 30, 2018 and also due to the decrease in revenues period over period.

Research and Development Expenses

Research and development expenses for the three months ended June 30, 2018, were $471,000, a decrease of $144,000, or 23%, compared to $615,000 for the three months ended June 30, 2017. The decrease was primarily due to bonuses to employees that were recorded during the three months ended June 30, 2017 and due to marketing efforts which were implemented recently by the Company, such efforts include among other things allocating part of two employees’ salaries from research and development line item to the sales and marketing line item due to the nature of their current work.

Sales and Marketing Expenses

Sales and marketing expenses for the three months ended June 30, 2018, were $240,000, an increase of $4,000, or 2%, compared to $236,000 for the three months ended June 30, 2017. The increase was primarily due to marketing efforts which were implemented recently by the Company, such efforts include among other things allocating part of two employees’ salaries to the sales and marketing line item due to the nature of their current work, such increase was almost completely offset by bonuses to employees that were recorded during the three months ended June 30, 2017.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2018, were $337,000, a decrease of $213,000, or 39%, compared to $550,000 for the three months ended June 30, 2017. The decrease was primarily due to bonuses to employees that were recorded during the three months ended June 30, 2017 and due to a settlement with the Company’s former secretary and internal legal advisor that recorded in the three months ended June 30, 2017.

Operating loss

We incurred an operating loss of $1,120,000 for the three months ended June 30, 2018, a decrease of $228,000 or 17%, compared to operating loss of $1,348,000 for the three months ended June 30, 2017. The decrease in operating results was due to $144,000 decrease in research and development expenses, $213,000 decrease in general and administrative expenses, partially offset by $125,000 increase in gross loss and $4,000 increase in sales and marketing expenses.

Finance income (loss), net

Finance loss, net for the three months ended June 30, 2018, were $18,000, a decrease of $2,167,000, compared to finance income $2,149,000 for the three months ended June 30, 2017. The decrease was primarily due to lower profit from changes in fair value of warrants issued to investors in the three months ended June 30, 2018 vs. the three months ended June 30, 2017.

Warrants issued to investors classified as either liabilities or as part of the shareholders’ equity based on the accounting guidance established in connection with the rights attached to the warrants. The warrants that were classified as liabilities due to a cashless exercise mechanism are subject to adjustment to fair value each balance sheet cut-off date based on the Black and Scholes model. This adjustment is presented separately within the consolidated statement of loss and other comprehensive loss. The significant profit recorded during the three months ended June 30, 2017 derived from a decrease in the fair value of the warrants classified as liabilities relating primarily to warrants that were issued during the first quarter of 2017, and was primarily due to a reduction in price of the Company’s ordinary shares and the fact that remaining exercise period was shortened.

Profit (Loss) before taxes on income

We incurred loss before taxes on income of $1,138,000 for the three months ended June 30, 2018, a decrease of $1,939,000, compared to a profit before taxes on income of $801,000 for the three months ended June 30, 2017. The decrease was due to $2,167,000 decrease in finance income, net, partially offset by $228,000 decrease in operating loss.

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Taxes on income

Taxes on income for the three months ended June 30, 2018, were $11,000 a decrease of $2,000, or 15%, compared to $13,000 for the three months ended June 30, 2017.

Profit (Loss) and total comprehensive profit (loss) for the period

We incurred a loss and total comprehensive loss of $1,149,000 or negative $0.06 per basic and diluted ordinary share for the three months ended June 30, 2018, a decrease of $1,937,000, compared to a profit and total comprehensive profit of $788,000 or $0.06 per basic and $0.02 per diluted ordinary share for the three months ended June 30, 2017. The decrease was due to $1,939,000 increase in loss before taxes in income (as mentioned above, the major change was due to lower profit from changes in fair value of warrants issued to investors in the three months ended June 30, 2018 vs. the three months ended June 30, 2017), partially offset by a decrease of $2,000 in taxes on income

Six months ended June 30, 2018 compared to six months ended June 30, 2017

Revenues

Revenues for the six months ended June 30, 2018, were $121,000, a decrease of $75,000, or 38%, compared to $196,000 for the six months ended June 30, 2017.

The table below set forth our revenues by product for the periods presented:

	Six month ended
	June 30, 2018		June 30, 2017
U.S. dollars; in thousands	Unaudited
MUSETM system and related equipment	21	17%	57	29%
Miniature camera and related equipment	100	83%	139	71%
Total	121	100%	196	100%

The decrease was primarily due to lower products sold in the six months ended June 30, 2018 vs. the six months ended June 30, 2017.

Cost of revenues and inventory impairment

Cost of revenues and inventory impairment for the six months ended June 30, 2018, were $209,000, a decrease of $164,000, or 44%, compared to $373,000 for the six months ended June 30, 2017. The decrease was primarily due to lower inventory impairment period over period. Those amounts were recorded as a result of an inventory analysis management performed. Such analysis matched between the inventory items held by the Company each balance sheet cut-off date compared to management forecast. The excess inventory represented the inventory impairment that was recorded.

Gross loss

Gross loss for the six months ended June 30, 2018, was $88,000, a decrease of $89,000, compared to gross loss of $177,000 for the six months ended June 30, 2017. The decrease was primarily due to a decrease in inventory impairment of $153,000 partially offset by decrease in revenues period over period.

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Research and Development Expenses

Research and development expenses for the six months ended June 30, 2018, were $962,000, a decrease of $128,000, or 12%, compared to $1,090,000 for the six months ended June 30, 2017. The decrease was primarily due to bonuses to employees that were recorded during the three months ended June 30, 2017 and due to marketing efforts which were implemented recently by the Company, such efforts include among other things allocating part of two employees’ salaries from research and development line item to the sales and marketing line item due to the nature of their current work which include training doctors and supporting them throughout their first few procedures.

Sales and Marketing Expenses

Sales and marketing expenses for the six months ended June 30, 2018, were $502,000, an increase of $120,000, or 31%, compared to $382,000 for the six months ended June 30, 2017. The increase was primarily due to marketing efforts which were implemented recently by the Company, such efforts include among other things allocating part of two employees’ salaries to the sales and marketing line item due to the nature of their current work which include training doctors and supporting them throughout their first few procedures.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2018, were $720,000, a decrease of $1,219,000, or 63%, compared to $1,939,000 for the six months ended June 30, 2017. The decrease was primarily due to professional services of approximately $0.9 million in connection with issuance expenses which were attributed to warrants classified as liabilities during three months ended March 31, 2017, as a result, such amount was allocated directly to the consolidated statement of loss and other comprehensive loss, bonuses to employees that were recorded during the three months ended June 30, 2017 and due to a settlement with the Company’s former secretary and internal legal advisor that recorded in the three months ended June 30, 2017.

Operating loss

We incurred an operating loss of $2,272,000 for the six months ended June 30, 2018, a decrease of $1,316,000 or 37%, compared to operating loss of $3,588,000 for the six months ended June 30, 2017. The decrease in operating results was due $89,000 decrease in gross loss, $128,000 decrease in research and development expenses, $1,219,000 decrease in general and administrative expenses, partially offset by $120,000 increase in sales and marketing expenses.

Finance income (loss), net

Finance income, net for the six months ended June 30, 2018, were $58,000, a decrease of $2,322,000, compared to $2,380,000 for the six months ended June 30, 2017. The decrease was primarily due to lower profit from changes in fair value of warrants issued to investors in the six months ended June 30, 2018 vs. the six months ended June 30, 2017.

Warrants issued to investors classified as either liabilities or as part of the shareholders’ equity based on the accounting guidance established in connection with the rights attached to the warrants. The warrants that were classified as liabilities due to a cashless exercise mechanism are subject to adjustment to fair value each balance sheet cut-off date based on the Black and Scholes model. This adjustment is presented separately within the consolidated statement of loss and other comprehensive loss. The significant profit recorded during the six months ended June 30, 2017 derived from a decrease in the fair value of the warrants classified as liabilities relating primarily to warrants that were issued during the first quarter of 2017, and was primarily due to a reduction in price of the Company’s ordinary shares and the fact that remaining exercise period was shortened.

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Loss before taxes on income

We incurred loss before taxes on income of $2,214,000 for the six months ended June 30, 2018, an increase of $1,006,000, compared to a loss before taxes on income of 1,208,000 for the six months ended June 30, 2017. The increase was due to $2,322,000 decrease in finance income, net, partially offset by $1,316,000 decrease in operating loss.

Taxes on income

Taxes on income for the six months ended June 30, 2018, were $15,000 a decrease of $2,000, or 12%, compared to $17,000 for the six months ended June 30, 2017.

Loss and total comprehensive profit (loss) for the period

We incurred a loss and total comprehensive loss of $2,229,000 or negative $0.12 per basic and diluted ordinary share for the six months ended June 30, 2018, an increase of $1,004,000, compared to a loss and total comprehensive loss of $1,225,000 or negative $0.13 per basic and negative $0.17 per diluted ordinary share for the six months ended June 30, 2017. The decrease in loss and total comprehensive loss was due to $1,006,000 decrease in loss before taxes in income, partially offset by a decrease of $2,000 in taxes on income.

Additional information

Public offering:

On July 23, 2018, the Company completed a public offering for approximately $9.9.million gross proceeds, or $8.6 million net of issuance costs via issuing: (a) 577,529 units at a price of $3.50 per unit, each unit consists of (i) one ADS and (ii) one Series C warrant to purchase one ADS for an exercise price of $3.50 per warrant for five years and (b) 2,260,145 pre-funded units at a price of $3.49 per unit, each unit consists of (i) one pre-funded warrant to purchase one ADS for an exercise price of $0.01 with no time limitation and (ii) one Series C warrant to purchase one ADS for an exercise price of $3.50 per warrant for five years.

As part of such offering, the Company provided the underwriters an option exercisable within 30 days to purchase: (a) up to 425,651 additional ADSs for $3.50 per ADS and (b) up to 425,651 options for of $0.01 per option to purchase up to 425,651 Series C warrants to purchase up to an additional 425,651 ADSs for $3.50 per warrant for five years, the underwriters exercised only the latter option. The Company was also obligated to issue the underwriters 198,637 warrants to purchase 198,637 ADS’s for an exercise price of $4.375 per warrant for five years once the Company increases its authorized share capital.

As of the approval date of these financial statements only 429,000 pre funded warrants remained unexercised.

Following the offering mentioned above and assuming all the remaining pre-funded will be exercised, the Company’s outstanding ordinary shares are expected to increase to approximately 75.9 million, which is equivalent to approximately 3.8 million ADSs.

Since incorporation through June 30, 2018, we have an accumulated deficit of approximately $58.1 million and our activities have been funded mainly by our shareholders.   Our cash and cash equivalents as of June 30, 2018, as well as our proceeds from issuance of ordinary shares and warrants in the public offering as detailed above, will allow us to fund our operating plan through at least the next 12 months. However, we expects to continue to incur significant research and development and other costs related to our ongoing operations and in order to continue our future operations, we will need to obtain additional funding until becoming profitable.

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Cash flows:

The Company held approximately $4 million in cash and cash equivalents as of June 30, 2018.

Net cash used in operating activities was approximately $1 million and $2.3 for the three and six months, respectively ended June 30, 2018, compared to net cash used in operating activities of approximately $1.5 million and $2.6 million for the three and six months, respectively ended June 30, 2017.

Net cash generated from investing activities was approximately $3.5 million for the three and six months ended June 30, 2018, compared to $4.5 million net cash used in investing activities for the three and six months ended June 30, 2017.

Net cash generated from financing activities was approximately $6.5 million for the six months ended June 30, 2017.

Legal proceeding:

The Company was subject to a withholding tax audit in Israel for the four years ended December 31, 2014. The Israeli Tax authorities (hereinafter – “ITA”) completed their audit on October 6, 2016 and issued an assessment claiming additional NIS 5.3 million (approximately $1.5 million) withholding taxes for the period mentioned, mainly related to the Company’s prior CEO’s compensation. The Company recorded a provision of NIS 50 thousands (approximately $14 thousands) based on its best estimate as of March 31, 2018 in connection with such audit. In June 20, 2018, the Company reached an agreement with the ITA, based on that agreement, the Company was obligated to pay NIS 25,000 (approximately $7 thousands), such amount was paid on July 17, 2018 and the provision mentioned before was reversed as of June 30, 2018.

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